EpicQuest Education Group International Limited

1209 N. University Blvd.

Middletown, OH 45042

March 25, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	EpicQuest Education Group International Limited
Registration Statement on Form F-3
File No. 333-277859

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, EpicQuest Education Group International Limited (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 P.M. (Eastern Time) on March 27, 2024, or as soon thereafter as possible on such date.

Very truly yours,

EpicQuest Education Group International Limited

/s/ Zhenyu Wu
Name: Zhenyu Wu Title: Chief Financial Officer